

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 8, 2018

Via E-mail
Dr. McCoy Moretz, CEO
Hypgen, Inc.
1999 Avenue of the Stars, Suite 1100
Century City, CA 90067

>   **Re: Hypgen, Inc.**
>   **Form 10-K for the year ended May 31, 2017**
>   **Filed August 29, 2017**
>   **File No. 0-55860**

Dear Mr. Moretz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended May 31, 2017

General

1.   The independent audit report included in your filing references only the balance sheet as of March 31, 2017 and the related statements of operations, stockholders' equity and cash flows for the fiscal year then ended. Please amend your filing to include the independent auditor's report which relates to the remaining financial information included in the filing, i.e., the fiscal year ended March 31, 2016. Please refer to Article 3-01 and 3-02 of Regulation S-X.

Item 8. Financial Statements, page 17

2.   Some column titles on the face of your financial statements indicate that the 2016 information has been restated. Please revise your filing to include disclosure to explain

what has been restated and the reason for the restatement or remove the word 'restated' if appropriate. Please refer to ASC Topic 250.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mindy Hooker at (202) 551-3732, Ernest Greene (202) 551-3733 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction

Cc: Steven J. Davis, Esq. SD Law Group, APC